Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

September 26, 2019

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Wavelength Interest Rate Neutral Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Karen Rossotto:

Set forth below is a summary of the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which you provided orally on September 17, 2019. These comments relate to the Trust’s Post-Effective Amendment Nos. 139 and 142, filed on July 29, 2019 (Accession No. 0001398344-19-012880). For your convenience, a summary of the staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

RESPONSE LETTER

Prospectus

Summary: Fees and Expenses

1.	In footnote two of the “Annual Fund Operating Expenses” table starting on page 3, please clarify that the 3-year period for reimbursement begins on the date of the reimbursement or waiver, and not at the end of the month in which the reimbursement or waiver occurred.

Response: The language will be revised to read as follows:

“Management Fee reductions and expense reimbursements by the Adviser are subject to repayment by the Fund for a period of three years after the date on which such fees and expenses were incurred, provided that the repayments do not cause Total Annual Fund Operating Expenses (exclusive of such reductions and reimbursements) to exceed (i) the expense limitation then in effect, if any, and (ii) the expense limitation in effect at the time the expenses to be repaid were incurred.”

Summary: Principal Investment Strategies and Risks

2.	Please confirm supplementally whether futures contracts and exchange-traded notes (“ETNs”) are the only derivatives that are principal investment strategies of the Fund.

Response: The Fund confirms that futures contracts and ETNs are the only derivatives that are principal investment strategies of the Fund.

3.	Please clarify the term “balanced exposure” as it is found in the first paragraph of the Principal Investment Strategies section.

Response: The relevant language has been modified to read as follows:

“The Fund aims to achieve its investment objective by seeking to establish a balance of investment exposure across possible interest rate environments using global fixed income instruments, while buying and selling securities with a target of maintaining this balance amidst changing market and economic conditions.”

4.	Please clarify the term “inflation-linked bonds” as it is found in the first paragraph of the Principal Investment Strategies section.

Response: The relevant language has been modified to read as follows:

“The Fund’s portfolio holdings will primarily include securities sold on United States (“U.S.”) exchanges and may include bonds (including government and inflation-linked bonds, the latter of which are U.S. and foreign government bonds with a nominal return indexed to inflation), exchange-traded funds (“ETFs”), and derivative instruments (including futures contracts and exchange-traded notes (“ETNs”)).”

5.	Please clarify how the Fund defines “emerging markets” for the purposes of the Fund’s strategy.

Response: The relevant language has been modified to read as follows:

“Investments represented by the ETFs and derivative instruments that the Fund may hold are likely to include, but are not limited to, developed-market government bonds, developed-market inflation-linked government bonds, emerging market U.S. Dollar-denominated fixed-income securities, sovereign debt, corporate debt, and convertible bonds. The Fund defines emerging market securities as those that provide exposure to companies that are domiciled in any country, or are issued by any country, included in the Bloomberg Barclays USD Emerging Markets Total Return Index.”

6.	Please confirm supplementally whether the Fund’s reference to “convertible bonds” as a principal investment strategy includes contingent convertible bonds.

Response: The Fund confirms that contingent convertible bonds are not a principal investment strategy of the Fund.

7.	Please review the order of the Fund’s principal risk disclosures, and consider whether such disclosures should be organized by order of importance to the Fund’s principal strategies, as opposed to alphabetically.

Response: The Fund respectfully declines to modify the presentation of the Fund’s principal risks. The Fund’s understanding is that presenting the Fund’s principal risks in order of importance is not required by Form N-1A. In addition, the Fund is concerned that delineating one type of risk as more important than another by ranking them in such a way in a Fund’s prospectus can be subjective in nature, open to interpretation, and may create misconceptions regarding a Fund’s risks and may require constant re-ranking.

8.	On page 7 of the Prospectus, under the risk disclosure titled, “Derivatives Risk,” please consider whether the following language is describing a strategy, rather than a risk, and whether it would be more appropriate in the Principal Investment Strategies section:

“The percentage of the Fund’s assets invested in derivatives will fluctuate but collectively could represent economic exposure of 100% or more of the total assets of the Fund.”

Response: The Fund has moved the relevant sentence to the Principal Investment Strategies section as follows:

“The Fund’s use of derivative instruments can have the economic effect of financial leverage which increases the effect of price swings of an underlying asset. This can result in the potential for both greater gains and greater losses for the Fund than would be possible if the Fund did not use instruments with the economic effect of financial leverage. The percentage of the Fund’s assets invested in derivatives will fluctuate but collectively could represent economic exposure of 100% or more of the total assets of the Fund. While the use of derivative instruments is intended to reduce volatility, this can also cause the Fund’s net asset value (“NAV”) to be volatile, and there is no assurance that the use of derivative instruments will enable the Fund to achieve its investment objective.”

9.	On page 7 of the Prospectus, under the “Fund of Funds Structure” subsection of the risk disclosure titled, “ETF and Other Investment Company Risk,” please consider whether the following language is describing a strategy, rather than a risk, and whether it would be more appropriate in the Principal Investment Strategies section:

“At times, the Fund’s portfolio may consist primarily of ETFs and other investment companies, making it a “fund of funds.”

Response: The Fund notes that equivalent language is already included in the Principal Investment Strategies section, and has therefore simply struck the relevant sentence in the Principal Risks section.

10.	Please consider whether “High Portfolio Turnover” is a principal risk of the Fund, and, if necessary, adjust the Fund’s principal risk disclosures accordingly.

Response: The Fund has moved the risk disclosure titled “High Portfolio Turnover Risk” to the Statement of Additional Information (“SAI”).

11.	On page 10 of the Prospectus, under the risk disclosure titled, “Leverage Risk,” please consider whether “borrowing, entering into short sales, purchasing securities on margin or on a ‘when-issued’ basis” are principal strategies of the Fund, and, if necessary, adjust the Fund’s principal risk disclosures and Principal Investment Strategies section accordingly.

Response: The Fund has moved the language related to the referenced activities to the SAI.

Additional Information: Principal Investment Strategies and Risks

12.	On page 17 of the Prospectus, please clarify the risk disclosure titled “Asset Allocation Risk” to more accurately discuss the risks associated with this investment activity.

Response: The Fund has modified the relevant risk disclosure to read as follows:

“Asset Allocation Risk. The Fund invests in a broad array of asset classes and may allocate assets to an asset class that underperforms other asset classes. The Fund’s ability to achieve its investment objective depends upon the Adviser’s analysis of various factors and its ability to select an appropriate mix of asset classes based on that analysis. For example, the Fund may be overweight in instruments tied to rising growth, i.e., convertible bonds, when the stock market is falling and the fixed income market is rising. The Fund may therefore experience losses or poor relative performance.”

How the Fund Values its Shares

13.	On page 27 of the Prospectus, under the section titled, “How the Fund Values its Shares,” please consider whether additional disclosure is needed in relation to Instruction 2 of Item 11 of Form N-1A.

Response: The Fund has added the following disclosure to the section titled “How the Fund Values its Shares:”

“The Fund may hold portfolio securities that are primarily listed on foreign exchanges, and therefore may trade on weekends, U.S. holidays, or other days when the U.S. markets are closed and when the Fund does not price its shares. The Fund’s net asset value may therefore change on days when shareholders will not be able to purchase or redeem the Fund’s shares.”

SAI

Additional Information on Investments, Strategies and Risks

14.	On page 8 of the SAI, in the risk disclosure titled “Inflation-Linked Bonds,” please consider the addition of the following disclosure in relation to original issue discount (“OID”) securities:

•	The higher yields and interest rates on OID securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans.
•	OID securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.
•	OID instruments generally represent a significantly higher credit risk than coupon loans.
•	OID securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the fund for these fees.

Response: With relation to the first three proposed disclosures, the Fund has modified the relevant language in the risk disclosure titled “Inflation-Linked Bonds” to read as follows:

“If the Fund invests in U.S. TIPS, it will be required to treat as original issue discount any increase in the principal amount of the securities that occurs during the course of its taxable year. If the Fund purchases such inflation-linked securities that are issued in stripped form (“OID Securities”), either as stripped bonds or coupons, it will be treated as if it had purchased a newly issued debt instrument having “original issue discount.” The Fund holding an obligation with original issue discount is required to accrue as ordinary income a portion of such original issue discount even though it receives no corresponding interest payment in cash. The Fund may have to sell other investments to obtain cash needed to make income distributions, which may reduce the Fund’s assets, increase its expense ratio and decrease its rate of return.

The higher yields and interest rates on OID Securities reflects the payment deferral and increased credit risk associated with such instruments and that such investment may represent a significantly higher credit risk than coupon loans. Further, OID Securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral. ”

The Fund respectfully declines to incorporate the fourth proposed disclosure because the Fund does not pay an incentive fee.

Fundamental Restrictions

15.	On page 27 of the SAI, under the subheading titled “Concentration,” in the section titled “Fundamental Restrictions,” please clarify that, in relation to industry concentration, state or municipality bonds and registered investment companies may contribute to an industry concentration in certain circumstances.

Response: The Fund has modified the relevant language as follows:

“7. Concentration. The Fund will not invest more than 25% of its total assets in a particular industry or group of industries. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government (including its agencies and instrumentalities) or, in some instances, state or municipal governments (and their political subdivisions) or repurchase agreements with respect thereto. Investments in registered investment companies may contribute to an industry concentration to the extent that the underlying portfolio of that registered investment company contains investments in a particular industry or group of industries. If the Fund invests in a revenue bond tied to a particular industry, the Fund will consider such investment to be issued by a member of the industry to which the revenue bond is tied.”

Thank you for your comments. Please contact me at (513) 869-4327 if you have any questions.

Sincerely,

/s/ Matthew J. Beck

Matthew J. Beck

Secretary